EXHIBIT 99.87

High Tide and Meta Growth Receive Final Listing Approval

CALGARY, Alberta and TORONTO, Ontario, November 17, 2020 - High Tide Inc. (CSE:HITI) (OTCQB: HITIF) (Frankfurt: 2LY) (“High Tide” or the “Company”) and Meta Growth Corp. (TSXV:META) (“META”) are pleased to announce that, further to their joint press releases dated August 21, 2020 and October 28, 2020 relating to the arrangement agreement entered into between High Tide and META on August 20, 2020, pursuant to which High Tide has agreed to acquire all of the issued and outstanding common shares of META by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta) (the “Transaction”), the TSX Venture Exchange (“TSXV”) has granted the Company final approval for the listing of (i) 436,153,806 of the Company’s common shares, (ii) 40,076,412 warrants, each exercisable for one common share of the Company at a price of $0.35 per share until February 6, 2023, and (iii) $21,150,000 in secured convertible debentures of META, which are convertible into common shares of the Company at a price of $0.22 per share until November 30, 2022 and bear interest at a rate of 8% per annum.

It is anticipated that the Transaction will close on or about November 18, 2020. Further, High Tide is expected to be listed for trading on the TSXV as a Tier 2 Industrial Issuer and the securities of META are expected to be delisted from the TSXV as of November 19, 2020.

Further information about closing of the Transaction is available on the SEDAR profiles of High Tide and META on SEDAR at www.sedar.com. High Tide and META will provide a further update once the Transaction has closed.

Other Transactions

The Company issued an aggregate of 1,176,470 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders. The calculation of the number of Interest Shares issued was based on the volume weighted average trading price of the common shares of High Tide during the 10 trading days ending November 14, 2020. The Interest Shares are subject to a statutory hold period of four months plus one day from the date of issuance.

Separately, the Company also recently authorized the issuance of 529,412 common shares in aggregate to certain members of senior management of the Company, assessed as a bonus at the discretion of the Board of Directors and awarded based on their performance over the past year. Lastly, the Company authorized the issuance of 775,476 common shares in aggregate to the independent members of the Board of Directors as compensation for their services over the past year. The Company anticipates that the issuance of these shares will take place on or about November 20, 2020. All of these common shares are subject to a statutory hold period of four months plus one day from the date of issuance.

Furthermore, the Company has also agreed with certain directors, officers, consultants and employees of the Company to cancel an aggregate of 7,100,000 stock options.

Each of the transactions set forth above is subject to the prior approval of the TSXV.

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including eCommerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its wholesale distribution division Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE), accepts responsibility for the adequacy or accuracy of this release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

About META

META is a leader in secure, safe and responsible access to legal recreational cannabis in Canada. Through its Canada-wide network of Meta Cannabis Co.™, Meta Cannabis Supply Co.™ and NewLeaf Cannabis™ recreational cannabis retail stores, META enables the public to gain knowledgeable access to Canada’s network of authorized Licensed Producers of cannabis. META is listed on the TSX Venture Exchange under the symbol (TSXV: META).

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, completion of the Transaction; the listing of High Tide securities on the TSXV and the delisting of META securities; the issuance of common shares of the Company as a bonus and as compensation for High Tide board members; and the cancellation of stock options. Forward-looking statements are based on certain assumptions regarding High Tide and META, including completion of the Transaction and listing on the TSXV. While High Tide and META consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide and META to implement their business strategies; competition; crop failure/conditions; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide and META disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This news release has been approved by the board of directors of each of High Tide and META. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s and META’s public filings and material change reports that will be filed in respect of this Transaction which are and will be available on SEDAR.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel: 1 (403) 770-9435

Meta Growth

Mark Goliger, Chief Executive Officer

Meta Growth

Tel: 1 (647) 689-6382

corporate@metagrowth.com